Exhibit 99.1

MergeWorthRx Corp. and AeroCare Holdings, Inc. Announce Definitive Agreement to Merge

Merger Provides AeroCare with Significant Capital for Organic Growth and Strategic Acquisitions

Miami, Fla. – October 15, 2014 – MergeWorthRx Corp. (NASDAQ: MWRX), a special purpose acquisition company focused on the U.S. healthcare services market, and privately-held AeroCare Holdings, Inc. (AeroCare), a national leader in home respiratory therapy services with annual revenue of approximately $150 million, announced today that they have signed a definitive merger agreement pursuant to which AeroCare will become a publicly traded company through an all-stock merger with MergeWorthRx. The transaction, when consummated, will provide the post-merger company with additional capital as well as public company currency to enhance and expand its organic growth initiatives and for future strategic transactions.

AeroCare Highlights

▪	A leading provider of home respiratory/home oxygen and sleep therapy services

▪	Merger creates a well-capitalized national platform for accelerated growth in a highly fragmented home respiratory therapy market primed for consolidation

▪	Led by CEO Steve Griggs, AeroCare’s management team has significant healthcare services industry and public company experience

▪	Close alignment of interests – management and private equity sponsors own approximately 78% of AeroCare before merger and will roll 100% of their equity into the combined company

▪	Proven track record of growth achieved through internal business development and strategic and accretive acquisitions

▪	Acquired and integrated 23 companies in 2013 alone, representing approximately $43 million in annualized revenue

▪	Annual compounded revenue growth rate of 31% since inception in 2002

▪	Strong focus on healthcare compliance with significant investments in IT

▪	MergeWorthRx’s co-founder, President & COO, Stephen Cichy, joins Mr. Griggs, Ted Lundberg, partner at Ferrer Freeman & Company and Bruce Lunsford, Chairman of Lunsford Capital, on AeroCare’s Board of Directors

AeroCare is one of the nation’s leading providers of respiratory / home oxygen and sleep therapy services in the U.S. with 175 locations in 20 states. MergeWorthRx, completed its initial public offering (“IPO”) in July 2013, and was founded and sponsored by Anthony Minnuto, Executive Chairman; Charles Fistel, CEO; and Stephen Cichy, President and COO; three healthcare industry veterans. MergeWorthRx could deliver up to $60.0 million of cash at closing (assuming no shareholder redemptions and net of closing expenses), which will be available to fund AeroCare’s strategic growth initiatives. In conjunction with the business combination, MergeWorthRx intends to list the shares of common stock issued to AeroCare stockholders on the Nasdaq Stock Market.

Steve Griggs, Chief Executive Officer and founder of AeroCare, commented, “This is an exciting time for AeroCare. We are rapidly becoming one of the leading providers of respiratory services by taking advantage of market conditions and leveraging our scalable, best-in-class platform. Recent changes in the industry, including payment reform and increased compliance demands, have created a unique opportunity in the market by raising the level of complexity and limiting the number of viable providers. The agreement with MergeWorthRx and AeroCare’s emergence as a public company will increase our visibility in the market and provide the capital we will need to accelerate our growth and take further market share.”

Anthony Minnuto, MergeWorthRx’s Executive Chairman, said, “We are pleased to deliver this transaction to our shareholders and look forward to its completion. We are eager to support the AeroCare management team as they execute on their strategic growth initiatives as a prime consolidator of this large, growing, and highly fragmented market”

Ted Lundberg, partner of Ferrer Freeman & Company, commented, “Since partnering with AeroCare in 2002, we have supported their growth and watched them develop their highly efficient and profitable platform. We believe in management’s vision that this is an opportune time to consolidate the industry and capitalize on the tremendous potential ahead. We are pleased to continue to be part of the new AeroCare and their life as a public company.”

Total revenue has increased at a compound annual growth rate of approximately 31% since inception in 2002. Since 2006, growth has been driven by a combination of organic growth, strategic acquisitions and the opening of new locations. AeroCare intends to continue this growth strategy and invest in infrastructure and operational efficiencies to increase operating leverage.

Summary of Merger Transaction

Under the terms of the agreement, MergeWorthRx will issue approximately 11.3 million new shares and approximately 0.5 million options to existing AeroCare stockholders at closing, resulting in AeroCare’s existing stockholders owning 53% (on a fully-diluted basis) of the post-merger company, assuming no shareholder redemptions. In addition, existing AeroCare stockholders have the right to receive up to $30 million of additional shares of MergeWorthRx common stock, at a price per share of $8.36, under a three-year earn-out period subject to certain adjusted EBITDA targets being achieved.

EarlyBirdCapital, Inc. provided investment banking advisory services and McDermott, Will & Emery LLP served as legal counsel to MergeWorthRx. Cain Brothers & Co., LLC acted as AeroCare’s exclusive financial advisor in connection with the transaction and Goodwin Procter LLP served as legal counsel. AeroCare is a portfolio company of Ferrer, Freeman & Company, LLC and MTS Health Partners, LP.

The terms of the transaction have been approved by the Boards of Directors of both companies. The transaction is conditioned upon approval of MergeWorthRx’s shareholders and obtaining customary governmental and regulatory approvals and other standard closing conditions. MergeWorthRx and AeroCare anticipate closing the acquisition as soon as possible after satisfaction of the closing conditions, which is expected to occur by the end of the fourth quarter of 2014. Additional information about the transaction, as well as AeroCare operations and historical financial information will be contained in the investor presentation filed by MergeWorthRx at a later date with the Securities and Exchange Commission. Interested parties should visit the SEC website at www.sec.gov.

The description of the transaction contained herein is only a summary and is qualified in its entirety by reference to the definitive agreement relating to the transaction, a copy of which will be filed by MergeWorthRx with the SEC as an exhibit to a Current Report on Form 8-K.

About MergeWorthRx

MergeWorthRx is a special purpose acquisition company formed on January 22, 2013, for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more target businesses, with specific investment focus on the U.S. healthcare industry. MergeWorthRx raised approximately $63.5 million in its IPO in July 2013 and its common stock is traded on NASDAQ under the ticker symbol MWRX.

About AeroCare

AeroCare Holdings Inc., together with its subsidiaries is one of the nation’s leading providers of oxygen, respiratory, sleep and other chronic therapy services to patients in the home. The Company’s patients typically suffer from chronic obstructive pulmonary disease (“COPD”), such as emphysema, chronic bronchitis or asthma, and require supplemental oxygen, respiratory and other chronic therapy services in order to alleviate the symptoms and discomfort of respiratory dysfunction. The Company also provides sleep apnea devices, including CPAP/bi-level devices to individuals suffering from obstructive sleep apnea (“OSA”). Based in Orlando, FL, AeroCare serves more than 150,000 patients and generates annual revenue of approximately $150 million through a network of 175 locations across 20 U.S. states.

Additional Information about the Transaction and Where to Find It

MergeWorthRx intends to file with the Securities and Exchange Commission (SEC) a Registration Statement on Form S-4, which will include a preliminary proxy statement/prospectus of MergeWorthRx in connection with the proposed transaction. MergeWorthRx will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. MergeWorthRx stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and definitive proxy statement/prospectus in connection with MergeWorthRx solicitation of proxies for the special meeting to be held to approve the transaction because the proxy statement/prospectus will contain important information about AeroCare, MergeWorthRx, and the proposed transaction. The definitive proxy statement/prospectus will be mailed to stockholders of MergeWorthRx as of a record date to be established for voting on the transaction. Stockholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, at the SEC's Internet site at http://www.sec.gov or by directing a request to: MergeWorthRx Corp., 3123 McDonald Street, Miami, Florida, 33133, tel. (305) 785-3900, Attention: Stephen B. Cichy.

Participants in the Solicitation

MergeWorthRx and its directors and officers may be deemed participants in the solicitation of proxies to the MergeWorthRx’s stockholders with respect to the transaction. A list of the names of those directors and officers and a description of their interests in MergeWorthRx is contained in MergeWorthRx’s annual report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC, and will also be contained in the Registration Statement on Form S-4 (and will be included in the definitive proxy statement/prospectus for the proposed transaction) when available.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. MergeWorthRx’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, MergeWorthRx’s expectations with respect to future performance and anticipated financial impacts of the proposed transaction, the satisfaction of the closing conditions to the proposed transaction, and the timing of the completion of the proposed transaction.

A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement between MergeWorthRx and AeroCare (the “Merger Agreement”); (2) the outcome of any legal proceedings that may be instituted against MergeWorthRx, AeroCare or others following announcement of the proposed transaction; (3) the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of MergeWorthRx or other conditions to closing in the Merger Agreement; (4) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the transactions contemplated by the Merger Agreement; (5) the risk that the proposed transaction disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein; (6) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with suppliers and obtain adequate supply of products and retain its key employees; (7) costs related to the proposed transaction; (8) changes in applicable laws or regulations; (9) the possibility that AeroCare may be adversely affected by other economic, business, and/or competitive factors; and (10) other risks and uncertainties indicated from time to time in the Registration Statement on Form S-4 to be filed by MergeWorthRx with the SEC, including those under “Risk Factors” therein, and other filings with the SEC by MergeWorthRx.

MergeWorthRx cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in MergeWorthRx’s most recent filings with the Securities and Exchange Commission. All subsequent written and oral forward-looking statements concerning MergeWorthRx, a potential transaction agreement, the related transactions, or other matters and attributable to MergeWorthRx or any person acting on its behalf, are expressly qualified in their entirety by the cautionary statements above. MergeWorthRx cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. MergeWorthRx does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Contacts

Investor Relations:

Asher Dewhurst / Peter Vozzo

Westwicke Partners

443-213-0500

AeroCare@westwicke.com